

15007460

Exhibit Index begins on page 24

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Received SEC

JUN 29 2015

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

OLIN CORPORATION CONTRIBUTING

EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2014 and 2013

(with supplemental information)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Table of Contents

	Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	4
Notes to Financial Statements	5–18
SUPPLEMENTAL INFORMATION:	
Schedule H, Line 4i-Schedule of Assets (Held at End of Year), December 31, 2014	19
SIGNATURES	20
EXHIBIT INDEX	21
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	22
EX-23.2: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	23


BROWN
SMITH
WALLACE
LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE™

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
Olin Corporation Contributing Employee Ownership Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Olin Corporation Contributing Employee Ownership Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Brown Smith Wallace, LLC
St. Louis, Missouri
June 26, 2015



EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
Olin Corporation Contributing Employee Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

Iselin, New Jersey
June 26, 2015

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2014	2013
ASSETS		
Investments, at fair value		
Company stock	**$ 65,977,904**	$ 86,377,739
Mutual funds	**381,055,088**	399,311,505
Collective trusts	**94,136,461**	53,137,010
Self-directed brokerage	**13,160,991**	11,823,774
	554,330,444	550,650,028
Notes receivable from participants	**6,936,265**	6,654,099
Net assets available for benefits, at fair value	**561,266,709**	557,304,127
Adjustment from fair value to contract value for fully benefit-responsive investment contract	**(712,393)**	—
Net assets available for benefits	**$ 560,554,316**	$ 557,304,127

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2014	2013
Additions to (deductions from) net assets attributed to:		
Investment income (loss):		
Dividends and interest	**$ 16,162,627**	$ 16,076,031
Net realized/unrealized (depreciation) appreciation in fair value of investments	**(5,781,670)**	81,517,227
	10,380,957	97,593,258
Interest on notes receivable from participants	**219,403**	230,546
Contributions:		
Participant	**17,284,522**	16,067,423
Employer	**20,802,037**	20,304,216
Rollovers	**1,346,625**	726,800
	39,433,184	37,098,439
Total additions	**50,033,544**	134,922,243
Administrative expenses	**(632,561)**	(670,133)
Benefits paid to participants	**(60,389,215)**	(50,928,993)
Total deductions	**(61,021,776)**	(51,599,126)
Net (decrease) increase prior to transfer	**(10,988,232)**	83,323,117
Net transfers	**14,238,421**	—
Net assets available for benefits – beginning of year	**557,304,127**	473,981,010
Net assets available for benefits – end of year	**$ 560,554,316**	$ 557,304,127

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has invested in investment contracts through a collective trust fund.

The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

On December 9, 2013, the trustee for the collective trust with fully benefit-responsive investment contracts announced that the fund would be terminated on June 30, 2014. The trustee also confirmed that the investment contracts held in the fund were terminated and proceeds invested in a short term investment fund on December 9, 2013. Therefore, the Plan did not have any fully benefit-responsive investment contracts as of December 31, 2013.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note (l)(d).)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

(d) Fair Value of Financial Instruments

The Financial Accounting Standard Board's ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 - Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

Fair value measurement levels within the fair value hierarchy are based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the periods ended December 31, 2014 and 2013.

With the exception of the Artisan International Equity Fund, shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year. Mutual funds held by the Plan are deemed to be actively traded.

The Artisan International Fund is valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The Northern Trust S&P 500 Index Fund collective trust is valued at the Net Asset Value ("NAV") of units of the trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. The objective of the index fund is to provide investment results similar to the overall common stocks included in the S&P 500 index. Participant transactions (purchases and sales) may occur daily. For all plan related activity, at least 30 days notice is required. There are no unfunded commitments related to this investment as of December 31, 2014 and 2013.

Effective July 1, 2014 the Plan invested in the Wells Fargo Stable Value Fund D which is advised by Galliard Capital Management, Inc. The Plan's stable value investments are collective trusts that invest primarily in stable value assets. These collective trusts are valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan.

At December 31, 2014, the trust has a plan level withdrawal restriction of 12 months from when the plan gives notice; however, the trustee may grant a withdrawal earlier than 12 months if there are sufficient cash assets in the fund to satisfy the withdrawal and if the trustee determines, in its absolute discretion, that the withdrawal is not detrimental to the best interests of the fund. Participant initiated transfers into competing funds are also subject to certain limitations.

On December 9, 2013, the Plan received "Notice of Termination of Northern Trust Stable Value Asset Fund Collective Trust" (the "Fund") advising that Northern Trust had decided to terminate and liquidate the Fund no later than June 30, 2014. The trustee also confirmed that the investment contracts held in the fund were terminated and proceeds invested in a short term investment fund on December 9, 2013. Therefore, the Plan did not have any fully benefit-responsive investment contracts as of December 31, 2014 and 2013.

Generally, the mutual funds have implemented policies to monitor and discourage frequent, short-term trading. Certain mutual funds apply a redemption fee if investments are not held for a minimum number of days and precluding transfers out of and into the fund within a minimum number of days. The mutual funds also monitor transaction data reported by Voya Trust in compliance with SEC Rule 22c-2 to identify potential violations of the transfer restrictions and take appropriate action, when necessary. Additionally, with respect to all investments (excluding the Self-Directed Brokerage Account investments) according to the Plan provisions, any money transferred out cannot be transferred back into the original fund for seven calendar days.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

The following table presents the fair value hierarchy for the balances of the investments of the Plan measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ —	$ 25,893,615	$ —	$ 25,893,615
Retirement strategy funds	295,969,460	—	—	295,969,460
Bond funds	28,084,783	—	—	28,084,783
Flexible allocation	7,152,111	—	—	7,152,111
Small/midcap fund	20,734,342	—	—	20,734,342
World allocation	3,220,777	—	—	3,220,777
Total Mutual Funds	355,161,473	25,893,615	—	381,055,088
Collective Trusts				
Index funds	—	62,470,205	—	62,470,205
Stable value fund	—	31,666,256	—	31,666,256
Total Collective Trusts	—	94,136,461	—	94,136,461
Common Stock				
Olin Corp common stock	65,977,904	—	—	65,977,904
Total Common Stock	65,977,904	—	—	65,977,904
Self-directed investments				
Self-directed investments	13,160,991	—	—	13,160,991
Total Self-directed investments	13,160,991	—	—	13,160,991
Total investments, at fair value	$ 434,300,368	$ 120,030,076	$ —	$ 554,330,444

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Investments at Fair Value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ —	$ 11,966,300	$ —	$ 11,966,300
Retirement strategy funds	352,778,078	—	—	352,778,078
Bond funds	8,821,708	—	—	8,821,708
Flexible allocation	6,874,456	—	—	6,874,456
Small/mid cap fund	15,487,314	—	—	15,487,314
World allocation	3,383,649	—	—	3,383,649
Total Mutual Funds	387,345,205	11,966,300	—	399,311,505
Collective Trusts				
Index funds	—	25,558,519	—	25,558,519
Stable value fund	—	27,578,491	—	27,578,491
Total Collective Trusts	—	53,137,010	—	53,137,010
Common Stock				
Olin Corp common stock	86,377,739	—	—	86,377,739
Total Common Stock	86,377,739	—	—	86,377,739
Self-directed investments				
Self-directed investments	11,823,774	—	—	11,823,774
Total Self-directed investments	11,823,774	—	—	11,823,774
Total investments, at fair value	$ 485,546,718	$ 65,103,310	$ —	$ 550,650,028

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

(e) *Payment of Benefits*

Benefit payments are recorded when paid.

(f) *Administrative Expenses*

Participant accounts were charged $297,044 and $217,635 for redemption fees, loan fees, distribution fees and for financial advice services for the years ended December 31, 2014 and 2013, respectively.

Additionally, expenses such as trust fees, auditing fees, legal fees and miscellaneous administrative expenses paid by the Plan through the Plan Expense Reimbursement Account ("PERA")/ERISA expense account during the years ended December 31, 2014 and 2013 were $335,517 and $452,498, respectively.

Any expenses not paid by the Plan are paid by the Plan sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(g) *Trust Fund Management*

Voya Institutional Trust Company ("Voya Trust") is the Plan trustee. Under the terms of the trust agreement with Voya Trust, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin. Voya Trust was previously known as ING National Trust.

Under Voya Trust, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant's account.

(h) *Mutual Fund Fees*

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity, and thus are not separately identifiable as an expense.

(i) *Reclassifications*

Certain balances in prior year have been reclassified to conform to the current year's presentation.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan

The Olin Corporation ("Olin", "Employer" or "Company") Contributing Employee Ownership Plan (the "Plan" or "CEOP") operates as an employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("IRC"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) *Eligibility and Contributions*

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement, which provides for participation in the Plan and is actively employed, being paid by the Employer and is either performing services in the United States, or is a citizen of the United States performing services outside the United States at the request of the Employer.

The total maximum allowable employee contribution is 80% of eligible pay for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Participants may elect to opt out of the Plan or select a lower or higher contribution rate.

The IRC's total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $17,500 in both 2014 and 2013. The amount of tax-deferred contributions and Roth contributions are based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"). Catch-up contributions are additional, tax-deferred contributions that eligible participants are permitted to make in excess of the IRS tax-deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Employer contributions, unless the sum of the employee's regular contribution percentage and catch-up contribution percentage is less than 6%.

The Employer matching contribution percentage is determined annually by the Company.

For 2014 and 2013, for hourly employees employed at the Company's facility located in Oxford, MS, the employer matching contribution was 50% of the employee contributions up to 3% of pay contributed to the Plan.

For 2014, for KA Steel Union Steel participants and KA Steel non-collectively bargained drivers, the employer matching contribution was 100% of the employee contributions up to 7% of pay contributed to the Plan.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

For 2014, for KA Steel employees covered by the collective bargaining agreement with Teamsters Local Union No. 710, the employer matching contribution was 100% of the employee contributions up to 5% of pay contributed to the Plan.

For 2014, KA Steel salaried and hourly non-collectively bargained non-driver eligible employees, the employer matching contribution was 75% of the employee contributions up to 13% of pay contributed to the Plan.

For all other employees, the Employer matching contribution rate was 50% of employee contributions up to 6% of pay.

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the Company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% or 7.5% of the employee's pay and are invested in the same investment allocation as the employee's contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant's 65th birthday.

(b) *Plan Mergers and Transfers*

On August 22, 2012, we acquired 100% of privately-held K.A. Steel Chemicals Inc. (KA Steel). KA Steel sponsored three defined contribution plans: K.A. Steel Chemicals Inc. Remote Drivers' 401(k) Plan, K.A. Steel Chemicals Inc. Employees 401(k) Plan and K.A. Steel Chemicals Drivers' 401(k) Plan ("the KA Steel Plans"). The assets of the KA Steel Plans, which totaled $14,238,421, were merged with the CEOP effective August 19, 2014.

(c) *Participant's Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, which have been reduced for administrative expenses. The benefit to which a participant is entitled is the participant's vested account.

(d) *Olin Common Stock Fund*

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers are limited only by the Plan imposed restriction that any money transferred out cannot be transferred back into the original fund for seven calendar days.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

(e) *Vesting and Payment of Benefit Provisions*

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. In general, the Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of Service	Percentage Vested
2	25%
3	50%
4	75%
5	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participant's life expectancy exceeds fifteen years, the life expectancy of the participant.

The Company elected to continue to incorporate certain provisions into the CEOP, so that the CEOP was a "safe harbor" plan under Section 401k of the Internal Revenue Code; specifically, the first 3% of Retirement Contributions credited to the accounts of salaried and non-bargaining hourly employees were automatically 100% vested.

All distributions shall be paid in cash; however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(f) *Notes Receivable from Participants*

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested account balance as of the valuation date coincident with or immediately preceding the date of the loan.

Prior to August 15, 2012, employees were permitted to have up to five outstanding loans at any time. Effective August 15, 2012, only one loan at any given time is permitted under the CEOP. Employees who, as of August 14, 2012, had one or more loans under the CEOP are permitted to maintain such loans after such date and continue to repay the loans under their existing terms. However, for these participants, after August 14, 2012, no other loans are permitted under the CEOP until all the current outstanding loans have been repaid.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan (Continued)

The loans are funded from the participant's accounts, reducing the account balance by the loan amount, and are reflected as notes receivable in the Plan's financial statements. The term of a loan may be up to five years. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 9.75% in 2014 and 3.25% to 9.50% in 2013. The interest rate on new loans was 3.25% in both 2014 and 2013. Delinquent notes receivable from participants are re-classed as distributions based upon the terms of the Plan document.

(g) *Plan Termination*

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(h) *Recordkeeper*

Voya Institutional Plan Services, LLC ("Voya Institutional") is the recordkeeper for the Plan. Voya Institutional was previously known as ING Institutional Plan Services, LLC.

(i) *Custodians*

Voya Trust is the custodian for the majority of the Plan's investments while certain investments are in the custody of State Street Bank and Trust.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions were used to reduce the Employer's current cash contributions by $700,000 and $450,917 in the Plan years ended December 31, 2014 and 2013, respectively. Forfeitures that were available as of December 31, 2014 and 2013 amounted to $294,614 and $357,121, respectively.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(4) Investments

The Plan's investments, which exceeded 5% of net assets available for Plan benefits as of December 31, 2014 and 2013, are as follows:

Description of investment	**2014**	**2013**
Olin Corporation Common Stock*	$ 66,515,336	$ 86,781,486
NT S & P 500 Index Fund**	62,470,205	—
T. Rowe Price – Age Based Fund – 2020	53,519,426	76,487,000
T. Rowe Price – Age Based Fund – 2025	46,120,822	53,802,743
T. Rowe Price – Age Based Fund – 2030	40,776,019	45,085,399
T. Rowe Price – Age Based Fund – 2015	35,699,553	46,243,055
Wells Fargo Stable Value Fund D***	30,953,863	—
T. Rowe Price – Age Based Retirement Income Fund	28,031,051	32,247,382
T. Rowe Price – Age Based Fund – 2010****	—	31,457,657

*Includes shares of Olin Corporation Common Stock held by participants through direct investment valued at $65,977,904 and $86,377,739 in the Olin Common Stock Fund and shares held in the Self-Directed Brokerage Account valued at $537,432 and $403,747 on December 31, 2014 and 2013, respectively.

**The value of this fund did not exceed 5% of the net assets available for Plan benefits as of December 31, 2013.

***This fund was added to the fund line up in 2014 and is shown at contract value.

****The value of this fund did not exceed 5% of the net assets available for Plan benefits as of December 31, 2014.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(4) Investments (Continued)

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2014	2013
Common stock	$ (17,232,279)	$ 23,675,746
Mutual funds	4,090,402	32,183,942
Collective trusts	7,559,809	24,477,952
Self-directed brokerage	(199,602)	1,179,587
	$ (5,781,670)	$ 81,517,227

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2014 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6) Tax Status

Olin received a determination letter dated February 9, 2015 from the Internal Revenue Service stating that the Plan is a qualified plan, and the trust thereunder is exempt from federal income taxes under the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal. The Plan administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31 2014, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(7) Related Party/Party-in-Interest Transactions

Olin common stock is an investment option under the Plan, and as such, transactions involving the Olin Common Stock Fund qualify as party in interest transactions. The Olin Common Stock Fund is managed by State Street. State Street and Voya Trust are custodians of the Plan assets and Voya Institutional is the Plan recordkeeper. During the years ended December 31, 2014 and December 31, 2013 fees paid to Voya Trust and Voya Institutional totaled $484,464 and $552,922, respectively. Recordkeeping fees included in these totals were $440,887 for the year ended December 31, 2014 and $518,558 for the year ended December 31, 2013. The recordkeeping fees are deducted prior to the allocation of excess investment revenue to the PERA. Total fees paid to State Street for the years ended December 31, 2014 and December 31, 2013 were $111,506 and $130,568, respectively.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2014, to Form 5500:

Total investment income per the financial statements	10,380,957
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	712,393
Total investment income per Form 5500	11,093,350

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2014, to Form 5500:

Net assets available for benefits per the financial statements	560,554,316
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	712,393
Net assets available for benefits per the Form 5500	561,266,709

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2013, to Form 5500:

Total investment income per the financial statements	97,593,258
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	
2013	—
2012	(4,388,270)
Total investment income per Form 5500	93,204,988

(9) New Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update (ASU) 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07) which amends ASC 820 "Fair Value Measurement" (ASC 820). This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This update is effective for fiscal years beginning after December 15, 2015. This update will not have a material effect on our financial statements.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
EIN 13-1872319, Plan No. 032
December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value		(e) Current value
	Common Stock:			
*	Olin Corporation	Olin Corporation Common Stock	2,897,247 shares	$ 65,977,904
	Collective Trusts			
	Wells Fargo	Stable Value Fund D	2,354,955 units	30,953,863
	Northern Trust Global Investments	NT S&P 500 Index Fund	324,892 shares	62,470,205
	Mutual Funds:			
	PIMCO	All Asset Fund	616,561 shares	7,152,111
	Artisan	International Value Fund	760,687 units	25,893,615
	Eaton Vance	Small/Mid Cap Fund	822,791 shares	20,734,342
	GMO	Absolute Return Strategy Fund	315,453 shares	3,220,777
	MetWest	Total Return Bond Fund	1,223,628 shares	13,316,116
	Templeton	Global Fund	1,190,062 shares	14,768,667
	T. Rowe Price	Age Based Retirement Income Fund	1,897,897 shares	28,031,051
	T. Rowe Price	Age Based Retirement Income Fund - 2010	1,348,848 shares	23,915,071
	T. Rowe Price	Age Based Retirement Income Fund - 2015	2,467,143 shares	35,699,553
	T. Rowe Price	Age Based Retirement Income Fund - 2020	2,584,231 shares	53,519,426
	T. Rowe Price	Age Based Retirement Income Fund - 2025	2,935,762 shares	46,120,822
	T. Rowe Price	Age Based Retirement Income Fund - 2030	1,771,330 shares	40,776,019
	T. Rowe Price	Age Based Retirement Income Fund - 2035	1,510,964 shares	25,172,653
	T. Rowe Price	Age Based Retirement Income Fund - 2040	813,669 shares	19,462,974
	T. Rowe Price	Age Based Retirement Income Fund - 2045	776,702 shares	12,427,225
	T. Rowe Price	Age Based Retirement Income Fund - 2050	563,491 shares	7,556,414
	T. Rowe Price	Age Based Retirement Income Fund - 2055	247,051 shares	3,288,252
*	State Street Global Advisors	Self-Directed Brokerage Investment		13,160,991
				$ 553,618,051
	Notes receivable from participants	3.25% - 9.75% with maturities through 2042		$ 6,936,265

* Party-in-interest to the Plan.

Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2015

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee


D. J. Ennico


D. M. Frye


J. R. Higdon


K. L. Opel

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Brown Smith Wallace LLC
23.2	Consent of EisnerAmper LLP

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE™

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement of the Olin Corporation (Form S-8 No. 333-176432) of our report dated June 26, 2015, relating to the statements of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental schedule of assets (held at end of year) as of December 31, 2014, which appears in the December 31, 2014 Annual Report on Form 11-K of the Olin Corporation Contributing Employee Ownership Plan.

Brown Smith Wallace, LLC

St. Louis, Missouri
June 26, 2015

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Olin Corporation on Form S-8 (No. 333-176432) to be filed on or about June 26, 2015 of our report dated June 24, 2014, on our audit of the financial statements of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2013, which is included in this Annual Report on Form 11-K to be filed on or about June 26, 2015.

EisnerAmper LLP

Iselin, New Jersey
June 26, 2015